                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of: December__, 2002

Commission File Number 0-27322

                         Mountain Province Diamonds Inc.
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

   Suite 212, 525 Seymour Street, Vancouver, British Columbia, Canada V6B 3H7
-------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F |X|       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes ____            No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

[MOUNTAIN PROVINCE DIAMONDS INC. LOGO]   Empire Towers I
                                         3633 E. Inland Empire Blvd., Suite 465
                                         Ontario, CA  91764
                                         Phone: (909) 466-1411
                                         Fax: (909) 466-1409
                                         http://www.mountainprovince.com
                                         e-mail: mtnprovinvrel@worldnet.att.net

                                  NEWS RELEASE

December 18, 2002                                               OTCBB: MPVI
                                                                TSX: MPV

                       MOUNTAIN PROVINCE DIAMONDS REPORTS
                          MICRODIAMOND RESULTS FOR THE
                  KELVIN KIMBERLITE BODY AND MZ LAKE SILL - 73

                    Kelvin Body Significantly Diamondiferous

Mountain Province Diamonds Inc., (the Company) is pleased to announce that it has been informed by its joint-venture partner De Beers Canada Exploration Inc. (De Beers Canada), a wholly-owned subsidiary of De Beers Consolidated Mines Limited (De Beers), that the micro-diamond recovery of all outstanding samples from the Kelvin kimberlite body and MZ Lake sill-73 has been completed. The micro-diamond counts from the Kelvin body are significant with counts very similar to those for the 5034 and Hearne pipes. Only a very small amount of kimberlite from MZ Lake Sill-73 was tested and six micro-diamonds were recovered. The Kelvin kimberlite body and MZ Lake are located in the joint-venture's AK leased claims situated in the northwest Territories of Canada. The former is approximately 9 km northeast and the latter is 20 km northwest of Kennady Lake, which contains the Hearne, Tuzo and 5034 diamondiferous kimberlite pipes.

The Kelvin kimberlite body was discovered in the spring of 2000. It is located approximately nine km northeast of Kennady Lake and three km south-southwest of the Faraday kimberlite body, which was discovered in 1999. One drill hole in the north-south direction in the Kelvin pipe intersected 40 meters of kimberlite horizontally projected while another hole in approximately the east-west direction intersected 23 meters of kimberlite horizontally projected. A 3.3 meter thick kimberlite dyke at a depth of 31 meters was discovered approximately 200 meters south of the Kelvin pipe under the same narrow lake. A total of 184 kg of kimberlite was recovered from the two holes into the Kelvin pipe and sent for acid dissolution. The micro-diamonds recovered per square sieve size are shown in the table (i.e. the number of micro-diamonds that did not pass through each of the square mesh sieves). The two largest diamonds are 8.9 and 8.5 points (one point is one-hundredth of a carat). Diamonds larger than the 0.5 x 0.5 mm square sieve size are called "macro-diamonds". The number of macro and micro-diamonds recovered and their size-frequency distribution is very similar to that for the 5034 and Hearne pipes in Kennady Lake (representative micro-diamond results for the 5034 and Hearne pipes are also shown in the table). Those pipes have average grades of 1.64 and 1.71 carats per tonne, respectively. The result for the Kelvin body is also very similar to, if not slightly better, than the micro-diamond results for the Faraday body reported in July 1999 (and also shown in the table).

As mentioned in the September 10, 2001 news release, De Beers discovered several sills (shallow dipping kimberlite sheet-like bodies) of various lengths, widths and thicknesses north of MZ Lake during the 2001 spring exploration program. Four of the sills discovered there have been determined to be diamondiferous. The largest number of micro-diamonds was recovered from drill hole MPV-01-73 (just north of the western tip of MZ Lake); 28 diamonds were recovered from five kg. The kimberlite sill associated with this drill hole is being called Sill-73. A detailed ground penetrating radar (GPR) survey using closer line spacing than last year, was conducted this past winter over a large area encompassing Sill-73. The results of the survey were used to determine drill hole locations. A total of 10 follow-up holes were drilled into Sill-73 and numerous intersections of kimberlite was recovered. The thicknesses of the intersections varied from 7 cm to 2.19 m with the largest combined kimberlite intersection in one drill hole being 3.49 m, between 14.66 m and 19 m depth from surface. This sill appears to extend at least one kilometer along strike. Only 13.8 kg of kimberlite from Sill-73 was recovered and sent for micro-diamond recovery. A total of only six micro-diamonds were recovered. It must be stressed that 13.8 kg is a very small amount of kimberlite so the results should be viewed with caution and De Beers reports that insufficient micro-diamonds have been recovered upon which to base any meaningful macro-diamond grade prediction. More work would be needed to determine the potential of the MZ Lake sills.

De Beers has decided to move their attention to the Faraday-Kelvin area this winter, because of the excellent micro-diamond results from the Kelvin body. Both bodies need to be better defined, as do the dyke structures associated with these bodies. A hole drilled in 1999 intersected 2.54 m of kimberlite approximately 160 m northeast of the Faraday body and a hole in 2001 intersected three intervals of kimberlite (with the thickest intersection being 1.74 m) approximately 600 m to the southwest of the Faraday body. This dyke system appears to be at least 800 meters long and could have additional blows, like the Faraday body along it, as well as extensions both to the northeast and southwest.

This winter De Beers is planning to do detailed ground magnetometer and ground gravity surveys over both the Kelvin and Faraday bodies and the dyke systems both north and south of each body. Promising targets will be drilled. Work will start in February 2003.


------------------ ----------------------- --------------------- --------------------- -------------------
   Square mesh         Kelvin: 184kg          Faraday: 40kg         Hearne: 128kg         5034: 160kg
    Size (mm)        Number of diamonds     Number of diamonds    Number of diamonds   Number of diamonds
------------------ ----------------------- --------------------- --------------------- -------------------
         2                    5                      1                     2                    4
------------------ ----------------------- --------------------- --------------------- -------------------
         1                    9                      0                    10                   10
------------------ ----------------------- --------------------- --------------------- -------------------
       0.5                   11                      5                    17                   23
------------------ ----------------------- --------------------- --------------------- -------------------
       0.3                   44                     11                    46                   37
------------------ ----------------------- --------------------- --------------------- -------------------
      0.212                  65                     12                    77                   68
------------------ ----------------------- --------------------- --------------------- -------------------
      0.15                  139                     21                    83                  138
------------------ ----------------------- --------------------- --------------------- -------------------
      0.104                 173                     24                   143                  218
------------------ ----------------------- --------------------- --------------------- -------------------


Separately, De Beers has taken the claims that contain Kennady Lake, MZ Lake and the Faraday-Kelvin area to lease.

Mountain Province Diamonds Inc. is a diamond exploration and development company. The AK claims, located in the Northwest Territories of Canada are now held 44.1% by Mountain Province Diamonds Inc., 4.9% by Camphor Ventures (TSX-V:
CFV), and 51% by De Beers Canada Exploration Inc. As reported in its news release on March 7th, 1997, Mountain Province Diamonds Inc. and its partner entered into a joint agreement with De Beers Canada Exploration Inc. formerly known as Monopros Ltd. (a wholly owned subsidiary of De Beers Consolidated Mines Limited) under which De Beers Canada Exploration Inc. has the right to earn up to a 60% interest in the AK property by taking the project to commercial production.

A map showing the various locations on the AK leased claims can be viewed on our website under Investor Information.

"Jan W. Vandersande"

Jan W. Vandersande, Ph.D.
President

This release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.
-------------------------------------------------------------------------------

USA Office: 3633 E. Inland Empire Blvd., Suite 465,
Ontario, CA 91764 (909) 466-1411
CANADA Office: 525 Seymour Street, Suite 212,
Vancouver, B.C. V6B 3H7  (604) 687-0122
Web Site: www.mountainprovince.com  E-mail: MtnProvInvRel@worldnet.att.net

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      Mountain Province Diamonds Inc.
                                      (Registrant)

Date     December 18, 2002            By:  /S/  "Pradeep Varshney"
     ----------------------                -----------------------------------
                                           (Print) Name: Pradeep Varshney
                                           Title: Chief Financial Officer